Exhibit 3.2

ARTICLES OF AMENDMENT

TO THE

ARTICLES OF INCORPORATION

OF

FVCBANKCORP, INC.

In accordance with the provisions of Section 13.1-707 and Section 13.1-710 of the Virginia Stock Corporation Act, as amended, and the articles of incorporation of FVCBankcorp, Inc. (the “Company”), the Company does hereby deliver to the State Corporation Commission for filing these Articles of Amendment to the Articles of Incorporation of the Company, which shall be effective upon filing.

FIRST:  The name of the Company is “FVCBankcorp, Inc.”.

SECOND:  The text of the amendment is as follows:

Article V of the Articles of Incorporation be amended and restated to read in its entirety as follows:

“ARTICLE V.  Authorized Capital and Voting Rights.  The Corporation shall have authority to issue 20,000,000 shares of common stock, par value $0.01 per share and 1,000,000 shares of preferred stock, par value $0.01 per share. Each share of common stock shall have one (1) non-cumulative vote on all matters presented for the vote of the common shareholders, including the election of directors.  Stockholders shall have no preemptive rights to acquire unissued or treasury stock.  The Board of Directors of the Corporation is authorized to divide the shares of preferred stock into one or more classes or series, and to fix and determine the variations in the relative rights and preferences as between classes or series.  Each class or series shall be designated so as to distinguish the shares thereof from the shares of all other classes or series. The Board of Director is authorized to file, and prior to issuance of any shares of any class or series of preferred stock shall file, articles of amendment fixing and setting forth the preferences, limitations and relative rights of such class or series.”

THIRD:  The foregoing amendment was proposed and adopted by the Board of Directors of the Company on February 18, 2016 and submitted to the shareholders of the Company in accordance with the provisions of the Virginia Stock Corporation Act.

FOURTH:  The foregoing amendment was presented to, and adopted by, the holders of the Common Stock, $0.01 par value, of the Company, the only class of capital stock of the Company entitled to vote on the amendments, at the Annual Meeting of Shareholders of the Company, duly called and held in accordance with the provisions of the Virginia Stock Corporation Act, on  April 28, 2015, as of which date there were 6,502,202 shares of Common Stock issued and outstanding and entitled to vote on the amendment, each of which shares was entitled to cast one vote, for an aggregate of 6,502,202 votes.

FIFTH:  The total number of undisputed votes cast in favor of the amendment to ARTICLE V of the Articles of Incorporation was 4,830,365, constituting 74.3% of the votes entitled to be cast on the amendment to ARTICLE V. The number of undisputed votes cast in favor of the amendment of ARTICLE V was sufficient for approval of the amendment of ARTICLE V by the holders of the Common Stock.

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IN WITNESS WHEREOF, the undersigned, duly authorized, has executed these Articles of Amendment, this 5th day of May, 2016.

FVCBANKCORP, INC.

/s/ David W. Pijor
David W. Pijor
President and Chief Executive Officer